EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended		Nine months ended
(Dollars in millions)	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Earnings:
Income before assessments	$139	$184	$770	$573
Fixed charges	2,149	3,267	7,535	9,076
Total earnings	$2,288	$3,451	$8,305	$9,649
Fixed charges:
Interest expense	$2,149	$3,267	$7,534	$9,075
Estimated interest component of net rental expense(1)	—	—	1	1
Total fixed charges	$2,149	$3,267	$7,535	$9,076
Ratio of earnings to fixed charges	1.06	1.06	1.10	1.06

(1)	Represents an estimated interest factor